UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 1)*
Under the Securities Exchange Act of 1934

AMPLIPHI BIOSCIENCES CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

03211P103
(CUSIP Number)

Third Security, LLC
1881 Grove Avenue
Radford, Virginia 24141
Attention: Marcus E. Smith, Esq.
(540) 633-7900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Intrexon Corporation
Attention: Legal
20374 Seneca Meadows Parkway
Germantown, Maryland 20876
(301) 556-9809

April 15, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box     ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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This Amendment No. 1 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated March 16, 2015 and filed on March 20, 2015 (the “Original Schedule 13D”), relating to the Common Stock, no par value per share (the “Common Stock”), of AmpliPhi Biosciences Corporation, a Washington corporation (the “Company”), filed by Mr. Randal J. Kirk (“Mr. Kirk”), Third Security, LLC (“Third Security”), a Virginia limited liability company that is managed by Mr. Kirk, NRM VII Holdings I, LLC (“NRM VII Holdings”), a Virginia limited liability company that is managed by an affiliate that is managed by Third Security, and Intrexon Corporation, a Virginia corporation that is controlled by Mr. Kirk (“Intrexon” and, together with Mr. Kirk, Third Security and NRM VII Holdings, the “Reporting Persons”). The purpose of this Amendment is to supplement and amend the disclosure in Item 4 with respect to the relationship and investment in the Company and is not a restatement of the Original Schedule 13D.  Except as specifically amended by this Amendment, the Original Schedule 13D remains unchanged.  Capitalized terms used but not defined in this Amendment carry meanings given to them in the Original Schedule 13D.  This Amendment should be read in conjunction with the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Reporting Persons acquired the shares disclosed hereunder for investment purposes.

Based on the recent conduct of Management and the members of the Company’s Board of Directors (other than Julian Kirk), the Reporting Persons have reexamined their relationship with and investment in the Company and have decided to liquidate their holdings in the Company.

In early March 2016, the Company informed the Reporting Persons that it intended to include in its annual report on Form 10-K a description of a purported dispute between the Company and the Reporting Persons about whether the Company could automatically convert shares of Series B Preferred into Common Shares under clause (i) of Section 4.4.4(b), which provides:  “The shares of Series B preferred shall be automatically converted . . .

upon the closing of an underwritten initial public offering with aggregate offering proceeds to the Corporation of at least $7,000,000 (after reduction for underwriting discounts and commissions) and a price per share to the public of at least the Series B Stated Value (subject to adjustment in the event of any stock dividend, stock split, stock distribution or combination with respect to such shares) upon the closing of which the shares of Common Stock of the Corporation shall be listed for trading on the national securities exchanges operated by the New York Stock Exchange or NASDAQ Stock Market[.]

The Reporting Persons responded that there was no legitimate dispute and the proposed language about the matter was materially false and misleading.  The Reporting Persons provided a detailed explanation to the Company showing that the conditions for automatic conversion under clause (i) of Section 4.4.4(b) of Article 4 of the Company’s Amended and Restated Articles of Incorporation could not be met because:  (1) the Company could not conduct an initial public offering since it was already publicly traded; (2) it could not meet the minimum price per share requirement because the adjusted Series B Stated Value was $70 per share; and (3) the closing of any future public offering would not result in the Company’s Common Stock being listed on a national securities exchange since the Company’s Common Stock is already listed on the NSYE MKT.

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On March 30, 2016, the Company filed with the United States Securities and Exchange Commission its annual report on Form 10-K, which include several references to the purported dispute.  The Company did so over the objection of Board Member Julian Kirk, who voted against the approval of the Form 10-K and declined to sign it as a member of the Company’s Board of Directors.

On April 6, 2016, the Reporting Persons learned that the trumped up dispute over whether an automatic conversion could occur after a future public offering was a ruse to conceal from the Reporting Persons what the Company was actually doing.  On that day, the Company’s Board met telephonically on two days’ notice.  During the meeting, the Board was asked to approve a transaction concocted with the intention of forcing an automatic conversion of the Series B Preferred under clause (ii) of Section 4.4.4(b), which provides:  “The shares of Series B preferred shall be automatically converted . . . at the election of the holders of two-thirds (2/3) of the then outstanding shares of Series B Preferred.”

In the proposed transaction, shares of Series B Preferred held by shareholders other than the Reporting Persons would be purchased by “existing and new investors.”  The new holders of those shares of Series B Preferred would own more than two-thirds of the Series B Preferred and would “elect” to convert their shares of Series B Preferred into Common Stock.  As a reward for participating in this scheme, the Company would give them 130% of the number of shares of Common Stock to which they would be entitled under the Company’s Amended and Restated Articles of Incorporation for converting.  The Company brazenly referred to the additional shares as “inducement common shares.”

The members of the Company’s Board — other than Julian Kirk, who voted against it —voted to approve the deal with virtually no discussion.  The meeting was over in a matter of minutes.

On April 14, 2016, NRM VII Holdings I, LLC, the record owner of the Reporting Persons’ Series B Preferred shares, filed a lawsuit against the Company and the members of its Board of Directors (other than Julian Kirk) in the California Superior Court for the County of San Diego.  The lawsuit alleges that the Company breached the implied covenant of good faith and fair dealing by bribing certain individuals to participate in the above-described transaction through the payment of “inducement common shares” in excess of the number of shares to which they would be entitled to receive for converting to Common Stock under the Company’s corporate charter.  The lawsuit alleges that the members of the Company’s Board of Directors who were named as defendants breached their fiduciary duty of good faith owed NRM VII Holdings I, LLC, as a shareholder of the Company, by participating in this scheme.

On April 15, 2016, Julian Kirk delivered to the Company his resignation from its Board of Directors.  As a result of this bad faith conduct toward one of the Company’s largest investors, the Reporting Persons no longer trust the Company’s management or Board and have no faith in their ability to create value for the Company’s shareholders.

The Reporting Persons will, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of Common Stock or other securities of the Company that they now own.

Other than as set forth herein, at the date of this Statement, none of the Reporting Persons have present plans or proposals which would result in:

(a)                       The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)                      An extraordinary corporate transaction such as a merger, reorganization or disposition, involving the Company or any of its subsidiaries;

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(c)                       A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)                      Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                       Any material change in the present capitalization or dividend policy of the Company;

(f)                       Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)                      Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)                      Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                        A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)                        Any action similar to any of those actions enumerated above.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is amended by adding the following exhibit:

Exhibit 1	Joint Filing Agreement, dated as of April 15, 2016, by and among Mr. Kirk, Third Security, NRM VII Holdings and Intrexon

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  April 15, 2016

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NRM VII HOLDINGS I, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

INTREXON CORPORATION

By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer

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EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of April 15, 2016, by and among Mr. Kirk, Third Security, NRM VII Holdings and Intrexon